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                 January 10, 2024

       Peter J. Holst
       Chief Executive Officer
       Oblong, Inc.
       110 16th Street, Suite 1400 #1024
       Denver, CO 80202

                                                        Re: Oblong, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 29,
2023
                                                            File No. 333-276322

       Dear Peter J. Holst:

              This is to advise you that we have not reviewed and will not review your registration statement.

              Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Jeff Kauten at 202-551-3447, or in his absence, Jan Woo at (202) 551-
       3453 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Ron Levine